PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Primero Mining Corp. (“Primero” or the “Company”) should be read in conjunction with the consolidated financial statements of the Company as at and for the year ended December 31, 2017. Additional information on the Company, including its Annual Information Form for the year ended December 31, 2017, which is expected to be filed by March 31, 2018, can be found under Primero’s profile at www.sedar.com.

Management is responsible for the preparation of the financial statements and MD&A. The financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures in this MD&A are expressed in US dollars, unless stated otherwise.

This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the “Risks and uncertainties” and “Cautionary statement on forward-looking information” sections at the end of this MD&A.

This MD&A has been prepared as of March 19, 2018.

OVERVIEW OF THE BUSINESS

Primero is a Canadian-based precious metals producer with operations in Mexico. The Company owns one producing property, the San Dimas gold-silver mine, located in Mexico’s San Dimas district, on the border of Durango and Sinaloa states. In addition, the Company owns one exploration property, Ventanas, located in Durango State, Mexico. On January 12, 2018, the Company announced that it entered into a definitive arrangement agreement (the “Arrangement Agreement”) whereby First Majestic Silver Corp. (“First Majestic”) will acquire all of the issued and outstanding common shares of Primero (“the Arrangement”). On March 13, 2018, the Arrangement Agreement was approved by Primero shareholders. The Company is awaiting anti-trust clearance in Mexico and the satisfaction of other customary conditions.

The Company previously owned a second producing property, the Black Fox mine, located in the Township of Black River–Matheson, Ontario, Canada, which was sold on October 6, 2017 along with properties adjacent to the Black Fox mine - Grey Fox and Pike River, which together with the Black Fox mine and the Black Fox mill, located on the Stock Mill property, comprised the Black Fox Complex. On November 27, 2017, the Cerro del Gallo gold-silver-copper project was sold, located in the state of Guanajuato in central Mexico.

The profitability and operating cash flow of the Company are affected by numerous factors, including its ability to extend or replace its existing financing or secure future financing, the amount of gold and silver produced and sold, market prices of gold and silver, the price of metal under its existing streaming agreements, operating costs, regulatory and environmental compliance, as well as currency exchange rates, labour relations, political risks, and varying levels of taxation. The Company seeks to manage these risks, but many of the factors affecting these risks are beyond the Company’s control.

The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol “P” and were listed on the New York Stock Exchange (“NYSE”) under the symbol “PPP” until August 14, 2017. In addition, Primero has a convertible debenture trading on the TSX under the symbol “P.DB.V” and common share purchase warrants trading on the TSX under the symbol “P.WT.C”.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SELECTED CONSOLIDATED ANNUAL INFORMATION

Years ended December 31	2017	2016	2015
Key Performance Data[1]
Tonnes of ore milled	1,050,961	1672,322	1868,926
Produced
Gold equivalent( ounces)	124,874	176,139	259,474
Gold (ounces)	111,376	156,052	221,060
Silver (million ounces)	3.96	5.32	8.30
Sold
Gold (ounces)	114,377	158,028	218,194
Silver (million ounces)	3.90	5.57	8.12
Average realized prices
Gold ($/ounce)[2]	$1,231	$1,222	$1,136
Silver ($/ounce)[2]	$4.30	$4.68	$5.34
Total cash costs (per gold ounce)[4]
Gold equivalent basis	$862	$865	$637
By-product basis	$813	$817	$548
All-in sustaining costs (per gold ounce)[4]	$1,282	$1,333	$960

Financial Data[2] (in thousands of US dollars except per share amounts)
Revenues[3]	$91,769	$147,581	$213,192
Earnings from mine operations[3]	2,056	13	53,484
Net loss	(409,685)	(234,420)	(106,910)
Basic net loss per share from continuing operations[3]	(1.74)	(0.65)	(0.06)
Diluted net loss per share from continuing operations[3]	(1.74)	(0.65)	(0.06)
Operating cash flows before working capital changes	22,633	15,267	62,125
Weighted average shares outstanding (basic) (000’s)	191,738	177,569	162,341
Weighted average shares outstanding (diluted) (000’s)	191,738	177,569	162,341

As at December 31	2017	2016	2015
Assets
Mining interests[3]	$125,050	$577,920	$790,118
Total assets	$205,266	$677,817	$924,968
Liabilities
Long-term liabilities[3]	$91,134	$130,472	$162,427
Total liabilities	$145,535	$216,687	$276,092
Equity	$59,731	$461,130	$648,876

1.	Inclusive of the Black Fox Complex classified as discontinued operations.
2.

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Wheaton Precious Metals International Ltd. (“WPMI”), formerly Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

3.	As reported per IFRS with Black Fox Complex and the Cerro del Gallo project classified as discontinued operations.
4.	See “NON-GAAP measurements“.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

HIGHLIGHTS

Operational performance

•

Primero’s consolidated production was 124,874 gold equivalent ounces in 2017 compared to 176,139 gold equivalent ounces in 2016. Gold production was 111,376 ounces in 2017 compared to 156,052 ounces in 2016, and silver production was 3.96 million ounces from San Dimas in 2017 compared to 5.32 million ounces in 2016.

•

For San Dimas, gold production of 60,167 ounces was at the bottom end of the guidance range of 60,000 to 70,000 ounces for the year. San Dimas gold equivalent production of 73,665 ounces was just below the guidance range of 75,000 to 85,000 ounces for 2017.

•

A strike action by unionized employees resulted in a complete stoppage of mining and milling activities at San Dimas from February 15, 2017 to April 22, 2017, which significantly impacted 2017 production levels.

Corporate Developments

•

On January 12, 2018, the Company announced that it entered into the Arrangement Agreement whereby First Majestic will acquire all of the issued and outstanding common shares of Primero. Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share. This implies consideration of C$0.30 per Primero common share, based on the 20-day volume weighted average price of the First Majestic common shares on the Toronto Stock Exchange.

•

The Arrangement Agreement is the culmination of a strategic review process that was commenced by the Company’s Board of Directors to explore alternatives to improve shareholder value. This strategic review process also resulted in the divesture of the Black Fox Complex and the Cerro de Gallo project, as described below.

•

On March 13, 2018, the shareholders of Primero voted to approve the Arrangement with First Majestic. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close before the end of April 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

•

On March 13, 2018, the holders of the 5.75% Convertible Debentures voted to approve an amendment to the maturity date of the debentures. Upon the closing of the Arrangement, the amendment of the trust indenture will accelerate the maturity date of the debentures to the next Business Day following the effective date of the Arrangement and will be paid at par plus accrued interest.

•

Under the Arrangement, outstanding Primero stock options and warrants will be replaced with First Majestic securities on equivalent terms. All outstanding PSUs and DSUs will be settled in cash at C$0.30 per unit.

•

In October 2017, Primero closed the sale of its Black Fox Complex. After closing net working capital adjustments, Primero received total consideration of $32.3 million, comprising $27.5 million in cash proceeds and the release of approximately $4.8 million from restricted cash pledged towards environmental closure liabilities. The operations of Black Fox are reported under “Discontinued Operations” in the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

•

In November 2017, the Company closed the sale of the Cerro del Gallo project in exchange for consideration of $15 million in cash. The activities of the Cerro del Gallo project are reported under “Discontinued operations” in the consolidated financial statements.

•

The net proceeds from the sales of both the Black Fox Complex and the Cerro del Gallo project were applied to the revolving credit facility (“RCF”). As at December 31, 2017, the outstanding principal on the RCF was $30.2 million.

•

On March 30, 2017, the Company amended the terms of its RCF to extend the maturity date from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The RCF continued to be secured by a charge over substantially all of the Company’s asset and was guaranteed by Wheaton Precious Metals (“WPM”) for a fee of $2.7 million payable at maturity. In connection with the strategic review process, the RCF was extended multiple times in the fourth quarter of 2017 and on January 12, 2018, the Company has further extended its RCF maturity date to allow for the execution of the Arrangement Agreement. WPM continues to guarantee the RCF through the current maturity date. The Company believes it has adequate liquidity to manage the business through the closing of the Arrangement.

•

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the Servicio de Administración Tributaria (“SAT”) issued an observations letter for the 2010 tax year. In October 2017, the SAT issued an observations letter for the 2011 tax year. The SAT made explicit its view that PEM should pay taxes based on the market price of silver. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements. The Company has formally submitted its responses to both the 2010 and 2011 observations letters and continues to believe it is paying taxes on the appropriate legal basis in Mexico.

•

As the Company continues to defend its advanced pricing agreement (“APA”) in Mexican legal proceedings, the APA remains valid and the Company will vigorously dispute any reassessment that assesses taxes on its silver revenues that is inconsistent with the APA. The Company has also continued a dialogue with the SAT to seek resolution of its tax matters.

•

On July 14, 2017, the Company’s motion to dismiss the amended complaint in the U.S. securities class action lawsuit originally filed in 2016 was granted and the plaintiff’s claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend itself against this class action lawsuit.

•

In February 2017, the Company announced the appointment of Mr. Joseph Conway as Interim President and Chief Executive Officer following the departure of Mr. Ernest Mast. In September 2017, Mr. Ryan Snyder was appointed Chief Financial Officer of the Company following the resignation of Mr. Kevin Jennings.

Financial performance

•

Earnings from continuing mine operations, being the San Dimas mine, for 2017 were $2.1 million compared to $0.01 million in 2016. Despite a decrease in production, there was an increase in earnings due to a significant reduction in cost of sales during 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

•

The Company incurred a net loss of $409.7 million ($2.14 per share) including $398.8 million in non-cash impairment charges in 2017, compared to a net loss of $234.4 million ($1.32 per share) in 2016 which included $228.0 million in non-cash impairment charges in 2016.

•

Operating cash flows before changes in working capital was $22.6 million ($0.12 per share) in 2017 compared to $15.3 million ($0.09 per share) in 2016 mainly due to higher earnings from mine operations and lower taxes paid in Mexico. Working capital outflows were lower in 2017 at $0.1 million compared to $2.2 million in 2016. The decrease relates mainly to lower outflows relating to trade and other payables, partially offset by increased outflows in 2017 associated with inventories.

•

Impairment charges of $399 million includes $304 million relating to the San Dimas mine, $50 million relating to the Cerro del Gallo project and $45 million relating to the Black Fox Complex. In 2016, impairment charges included $228 million, with $111 million at the San Dimas mine and $117 million at Black Fox complex.

REVIEW OF ANNUAL CONSOLIDATED FINANCIAL INFORMATION

Years ended December 31, 2017 and 2016

Earnings from continuing mine operations comprises:

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016
Gold revenue	$74,979	$121,553
Silver revenue	16,790	26,028
Operating expenses	(67,280)	(100,452)
Depreciation and depletion	(22,433)	(47,116)
Earnings from mine operations	$2,056	$13

The table below sets out variances in the key drivers of earnings from mine operations for the year ended December 31, 2017 compared with the year ended December 31, 2016:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Year ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2016	$13
Differences:
Revenue
Higher realized gold price	870
Lower ounces of gold sold	(47,444)
Lower realized silver price	(1,468)
Lower ounces of silver sold	(7,770)
Lower operating expenses	33,172
Lower depreciation and depletion	24,683
Earnings from mine operations in 2017	$2,056

Revenue

Gold revenue decreased by $46.6 million and silver revenue decreased by $9.2 million in 2017 compared to 2016 primarily as a result of lower production at San Dimas. Production was impacted by the union strike and a work slow-down in July during annual bonus negotiations.

Operating expenses

Operating expenses decreased in 2017 by $33.2 million due to the reduction in mining and milling activity levels.

Depreciation and depletion

Depreciation and depletion was $22.4 million in 2017, a decrease of $24.7 million from 2016 due to lower production levels in 2017 and the impact of the impairments recognized in Q4 2016 and Q2 2017.

A summary income statement follows:

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

		Year ended
		December 31
(in thousands of U.S. dollars)	2017	2016

Earnings from mine operations	$2,056	$13
Impairment charge	(303,858)	(111,000)
Exploration expenses	(1,345)	(1,885)
Share-based compensation	(4,149)	(7,049)
General and administrative expenses	(11,479)	(13,529)
Idle and restart costs incurred during strike at San Dimas	(6,207)	-
Other charges	(7,044)	(4,725)
Transaction costs	-	(679)
Interest and finance expense	(11,285)	(8,761)
Mark-to-market gain on convertible debentures & warrants	5,897	12,610
Other (expense) income	(355)	(427)
Income tax recovery	4,393	19,938
Net loss from continuing operations	($333,376)	($115,494)

Impairment charges

As part of the strategic review process carried out in 2017, the Company received several proposals during the second quarter of 2017 that identified that the carrying value of its CGUs exceeded their fair value. During the second quarter of 2017, the Company recorded an impairment of $285 million, which comprised impairments of $195 million for the San Dimas mine, $40 million for the Black Fox Complex and $50 million for the Cerro del Gallo project. During the third quarter of 2017, an additional impairment of $5 million was recorded for the Black Fox Complex to align with the actual net proceeds from its disposition during the fourth quarter of 2017. During the fourth quarter, the Company recorded an additional impairment of $109 million relating to the San Dimas mine as the negotiation process that led to the Arrangement Agreement identified that the carrying value of the San Dimas mine exceeded the recoverable amount. The carrying value of the San Dimas CGU as at December 31, 2017 is now aligned to the approximate value implied in the Arrangement Agreement.

In 2016, impairment charges were recognized in relation to San Dimas and the Black Fox Complex based on updated life-of-mine plans.

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016

San Dimas	$303,858	$111,000
Black Fox Complex	44,963	117,000
Cerro del Gallo	50,000	-
	$398,821	$228,000

Share-based compensation

Share-based compensation includes amortization on equity-settled plans and marked-to-market adjustments on the value of units in the Company’s cash-settled plans. The 2017 decrease is attributed to the decline in the Company’s share price and a reduction in the value of grants issued.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

General and administrative expenses

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016
Salaries and wages	$5,053	$5,778
Rent and office costs	792	828
Legal, accounting and consulting services	2,369	2,547
Directors' fees and expenses	1,357	935
Other general and administrative expenses	1,908	3,441
	$11,479	$13,529

General and administrative expenses were $11.5 million in 2017 compared to $13.5 million in 2016. The decrease in expenses was primarily due to lower head count and employee related costs in 2017 as compared to 2016 as a result of efforts to reduce spending as part of the strategic review.

Other Charges

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016
Legal expenses associated with proceeding sin Mexico	$1,103	$3,254
Employee severance payments	2,120	1,171
Legal and advisory costs relating to financing initiatives	647	300
Advisory fees associated with strategic review process	2,023	-
Loss on disposition of Cerro del Gallo	1,151	-
	$7,044	$4,725

Other charges in 2017 include legal expenses associated with proceedings in Mexico, advisory fees associated with the strategic review process and severance payments to former employees.

Interest and finance expenses

Interest and finance expense increased by $2.5 million in 2017 as compared to 2016, primarily due to the guarantee fee incurred on the revolving credit facility and higher RCF interest charges. Interest and finance expenses include accretion costs.

Mark-to-market gain on convertible debentures and warrants

In June 2016, the Company recognized a warrant liability in connection with the equity offering which is, along with the 5.75% Convertible Debenture, measured at fair value and marked-to-market each period based on the corresponding trading price. The Company recognized a gain of $4.9 million from the 5.75% Convertible Debentures and $1.0 million from the common share purchase warrants during 2017 (2016 - $9.0 million gain from the 5.75% Convertible Debentures and $3.6 million from the common share purchase warrants).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Other income (expense)

Other income (expense) includes foreign exchange gains and losses, gains on the 6.5% convertible debenture derivative liability and other items. The Company recorded a foreign exchange loss of $0.1 million in 2017 compared to a loss of $0.2 million in 2016. Foreign exchange gains and losses result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated taxes receivable. In 2017, the Mexican peso and the Canadian dollar strengthened relative to the U.S. dollar (the Company’s functional currency). In 2016, the Mexican peso depreciated while the Canadian dollar strengthened relative to the U.S. dollar (the Company’s functional currency).

Income tax expense

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016
Current tax expense
Mining royalty at San Dimas	$-	$981
Other current tax	3,298	108
	$3,298	$1,089
Deferred tax expense (recovery)
Withholding tax on inter company interest	$3,418	$3,308
San Dimas change in tax basis	909	(18,002)
Mining royalty at San Dimas	(12,018)	(6,333)
	($7,691)	($21,027)
Total	($4,393)	($19,938)

San Dimas pays income taxes based on its Mexican peso financial statements, which include foreign exchange and other income items (permanent differences) different than the U.S. dollar reporting financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to its U.S. dollar reporting currency. In 2017 this increased deferred tax recovery by $6.5 million (2016 – decrease of $26.6 million). The increase in San Dimas tax basis reflects the impact of this foreign exchange and inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

The Company’s Mexican operations in 2017 generated a current tax of $2.1 million in comparison with the current tax expense of $0.1 million in 2016. In addition, San Dimas current income taxes have increased because of lower tax depreciation than accounting depreciation. See Note 15 to the December 31, 2017 consolidated financial statements for a full reconciliation of annual income taxes at the statutory rate to the income tax recovery or expense in the statement of operations and comprehensive loss.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The mining royalty is deductible for tax purposes and is calculated as 7.5% of a royalty base. The royalty base being taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year.

The Company has taken the position that the royalty is an income tax as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arose, as mining assets and financial assets/liabilities had a book basis but no tax basis for purposes of the royalty. The Company has recognized a net deferred tax liability of $7.5 million as at December 31, 2017 in respect of this royalty (2016 - $22.3 million). This deferred tax liability will be drawn down to $nil as a reduction to tax expense over the life of mine as the mine and its related assets are depleted/depreciated. In 2017, the liability was reduced by $14.8 million (2016-$6.4 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

REVIEW OF OPERATIONS

San Dimas Mine

	Year ended
	December 31		Three months ended
	2017	2016	31-Dec-17	30-Sep-17	30-Jun-17	31-M ar-17	31-Dec-16

Key Performance Data
Tonnes of ore mined	437,918	762,167	155,742	110,207	90,648	81,321	194,670
Tonnes of ore milled	444,711	759,087	167,186	114,657	80,281	82,587	191,925
Tonnes of ore milled per day	1,555	2,074	1,817	1,246	1,408	1,835	2,086
Average mill head grade (grams/tonne)
Gold	4.36	3.94	4.05	4.78	4.81	3.87	3.87
Silver	296	228	263	301	407	238	245
Average gold recovery rate (% )
Gold	97%	98%	97%	97%	96%	98%	97%
Silver	94%	96%	94%	94%	93%	98%	94%
Produced
Gold equivalent (ounces)	73,665	113,968	25,574	20,537	15,234	12,320	28,286
Gold (ounces)	60,167	93,881	21,076	17,070	11,903	10,118	23,163
Silver (million ounces)	3.96	5.32	1.32	1.05	0.97	0.62	1.42
Sold
Gold (ounces)	59,481	97,560	21,162	15,127	9,997	13,195	22,547
Silver at fixed price (million ounces)	3.90	5.41	1.29	0.96	0.85	0.80	1.57
Silver at spot (million ounces)	-	0.16	-	-	-	-	0.01
Average realized price (per ounce)
Gold	$1,261	$1,246	$1,272	$1,288	$1,262	$1,210	$1,208
Silver[1]	$4.30	$4.68	$4.32	$4.32	$4.28	$4.28	$4.34
Total cash costs (per gold ounce)[2]
Gold equivalent basis	$939	$856	$933	$884	$1,144	$790	$746
By product basis	$867	$774	$861	$799	$1,115	$698	$643
All in sustaining costs (per ounce)[3]	$1,216	$1,117	$1,167	$1,117	$1,650	$975	$994
Revenue ($000's)	$91,769	$147,581	$32,532	$23,636	$16,232	$19,369	$34,089
Earnings from mine operations ($000's)	$2,169	$145	$4,312	$1,213	($2,765)	($591)	$1,780

1.	Average realized silver prices reflect the impact of the silver purchase agreement with WPMI (see “Other liquidity considerations”).
2.	See “NON-GAAP measurements “
3.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON-GAAP measurements “.

Production during 2017 was impacted by a strike action taken by unionized employees between February 15, 2017 and April 17, 2017. With a new collective bargaining agreement (“CBA”) in place, a phased restart was initiated on April 22, 2017. San Dimas continued to implement its production ramp-up plan through the remainder of the year.

Production was also limited in July 2017 due to periods of inactivity during the negotiation of the 2016 annual workers' bonus ("PTU Bonus"). Since the conclusion of these negotiations, the site has experienced an improvement in worker alignment.

Gold equivalent production in 2017 totalled 73,665 ounces, which consisted of 60,167 gold ounces and 3.96 million silver ounces. This compares to 113,968 gold equivalent ounces produced in 2016. Realized head grades in 2017 were 4.36 grams per tonne of gold and 296 grams per tonne of silver, approximately 11% and 30% higher for gold and silver, respectively, compared to 2016. The increased head grades were the result of a specific mining focus on production from the high-quality veins at San Dimas. However, this did not fully offset the lower availability of run-of-mine ore during 2017 resulting from the closure of many lower grade veins, the strike, and low worker productivity during the negotiations for the annual bonus.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

All silver sold during 2017 was delivered to WPMI under the silver purchase agreement. The threshold limit under the silver purchase agreement for the 2017 contract year (August 6 of a year to August 5 of the following year) was 6.0 million ounces of silver. The annual threshold was not exceeded for the year-ended August 5, 2017. As of December 31, 2017, the Company has delivered 2.3 million ounces of silver towards the current annual threshold.

Capital expenditures during 2017 were $21.8 million and focused mainly on underground development. Due to liquidity constraints, exploration drilling and drifting in 2017 were below historical levels.

Black Fox1 (discontinued operations)

	Year ended
	December 31		Three months ended
	2017	2016	31-Dec-17	30-Sep-17	30-Jun-17	31-M ar-17	31-Dec-16
Key Performance Data
Underground mining
Tonnes of ore mined	182,889	234,518	-	62,679	67,993	52,217	73,597
Average gold grade (grams/tonne)	6.20	4.98	-	5.84	7.09	5.47	5.21
Tonnes increase (decrease) in stock pile	423,361	(678,717)	-	119,862	150,084	153,415	(152,005)
Tonnes processed
Tonnes of ore milled	606,250	913,235	-	182,541	218,077	205,632	225,602
Tonnes of ore milled per day	2,221	2,495	-	1,984	2,396	2,285	2,452
Average mill head grade (grams/tonne)	2.73	2.22	-	2.85	3.04	2.28	2.49
Average gold recovery rate (% )	96%	96%	0%	96%	97%	96%	97%
Produced
Gold (ounces)	51,209	62,171	-	16,065	20,731	14,413	17,512
Sold
Gold at spot price (ounces)	50,264	55,371	1,239	18,506	15,938	14,581	14,494
Gold at fixed price (ounces)	4,632	5,097	828	1,130	1,472	1,202	1,214
Average realized gold price[2]
Gold price (per ounce)	$1,199	$1,181	$1,018	$1,230	$1,198	$1,159	$1,145
Gold at spot price (per ounce)	$1,251	$1,246	$1,270	$1,273	$1,259	$1,211	$1,230
Gold at fixed price (per ounce)	$531	$523	$531	$531	$531	$529	$524
Total cash costs (per gold ounce)[3]	$750	$881	$-	$797	$637	$859	$828
All-in sustaining costs (per ounce)[4]	$1,031	$1,291	$-	$1,099	$827	$1,233	$1,101
Revenue ($000's)	$65,828	$71,595	$2,221	$24,424	$20,865	$18,318	$18,092
Earnings (loss) from mine operations (000's)	$18,578	$649	$872	$9,027	$6,374	$2,305	$85

1.	The Black Fox Complex has been classified as discontinued operations.
2.	Average realized gold prices reflect the impact of the gold purchase agreement with Sandstorm (see “Other liquidity considerations”).
3.	See “NON- GAAP measurements “.
4.	For the purposes of calculating all-in sustaining costs at individual mine sites, the Company does not include corporate general and administrative expenses. See “NON- GAAP measurements “.

The Black Fox mine produced 51,209 ounces of gold in the first nine-months of 2017, the production period attributable to Primero, with underground mining focused on the Deep Central Zone.

On October 6, 2017, the Black Fox Complex was sold to McEwen Mining Inc. ("McEwen") as part of Primero’s strategic review process. All metal production subsequent to September 30, 2017 is attributable to McEwen.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

FINANCIAL CONDITION REVIEW

During the first quarter of 2017, the Company amended the terms of the RCF to extend its maturity from May 23, 2017 to November 23, 2017 and exclude all financial covenants until the extended maturity date. The maturity date was subsequently extended for several short periods in order to facilitate Primero’s ongoing discussions regarding possible strategic transactions. With the signing of the Arrangement Agreement, the maturity has been extended to the earliest of the following dates:

i.	The date on which the Arrangement is completed,
ii.	The date that is seven business days after the Arrangement Agreement is terminated, and
iii.	April 30, 2018

The RCF has been guaranteed by WPM. A guarantee fee of $2.7 million was paid in December 2017 for the initial extension period. Subsequent to this date, as WPM continues to guarantee the RCF and a daily guarantee fee of approximately $5 thousand continues to accrue.

In 2017, the Company’s Board of Directors commenced a strategic review process to explore alternatives to improve shareholder value. This process ultimately resulted in the sale of the Black Fox Complex in Q4 2017, the sale of the Cerro del Gallo project in Q4 2017, and the Arrangement Agreement to sell Primero to First Majestic, announced on January 12, 2018.

On March 13, 2018, the Arrangement was approved by Primero shareholders. On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal and accrued interest paid on this date. The Company is awaiting anti-trust clearance in Mexico. The Arrangement is expected to close in or around the end of April 2018, subject to applicable regulatory approvals and the satisfaction of other customary conditions.

Primero did not generate enough cash from operations to support its investing activities during 2017. The Company has sufficient cash on hand to support the business through to the expected close of the arrangement with First Majestic. If the transaction closes as planned, management believes First Majestic will have sufficient funding to satisfy all commitments of Primero and its subsidiaries.

If the Arrangement Agreement with First Majestic is terminated for any reason, there is significant uncertainty that Primero will have sufficient funds to repay the full outstanding obligation under the RCF upon maturity, which would allow the lenders to exercise their rights under the RCF. The Company notes that any Event of Default under the RCF, unless waived, would trigger cross default provisions under the convertible debentures and the Silver Purchase Agreement. This represents a material uncertainty that casts substantial doubt on the ability of the Company to continue as a going concern.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Key financial ratios the Company uses to assess financial capacity are shown in the net asset table below.

	Year ended December 31	Year ended December 31
(in thousands of U.S. dollars except ratios and per share amounts)	2017	2016

Cash and cash equivalents	$20,966	$19,875
Other current assets	58,340	63,178
Non-current assets	125,960	594,764
Total assets	$205,266	$677,817

Current liabilities (excluding current debt)	$24,091	$35,374
Non-current liabilities (excluding long-term debt)	43,509	77,566
Current debt	30,310	50,841
Long-term debt	47,625	52,906
Total liabilities	$145,535	$216,687

Total share holders' equity	$59,731	$461,130
Total equity	$59,731	$461,130

Total common shares outstanding[1]	193,045,822	189,508,365
Total options outstanding[1]	6,811,316	6,525,244
Total common share purchase warrants outstanding	11,011,250	11,011,250

Key financial ratios
Current ratio[2]	1.46	0.96
Total liabilities-to-equity[3]	2.44	0.47
Debt-to-total capitalization[4]	0.57	0.18

1.	As at the date of this MD&A, the Company had 193,045,822 common shares outstanding, the total number of options outstanding was 6,674,325 of which 4,338,184 are exercisable.
2.	Current ratio is calculated as (cash and cash equivalents + other current assets) ÷ (current liabilities + current debt).
3.	Total liabilities-to-equity is calculated as total liabilities ÷ total equity.
4.	Debt-to-total capitalization is calculated as (current debt + long-term debt) ÷ (current debt + long-term debt + total equity).

The Company’s net assets (equity) as at December 31, 2017 were $60 million compared to $461 million as at December 31, 2016, a decrease due to the net loss during 2017 which were driven by non-cash impairments. The current ratio has increased from December 31, 2016 as a result of maintaining cash on hand during the year and decreased current debt due to additional funds received from the sale of assets.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

ANALYSIS OF CASH FLOWS FOR THE YEARS
ENDED DECEMBER 31, 2017 AND 2016

Sources and uses of cash

	Year ended December 31
(in thousands of U.S. dollars)	2017	2016
Cash flow:
Provided by operating activities before working capital changes	$22,633	$15,267
Changes in non-cash working capital	(82)	(2,158)
Provided by operating activities	22,551	13,109
Used in investing activities	4,518	(67,673)
Provided by financing activities and other	(25,978)	28,838
Increase (decrease) in cash	$1,091	($25,726)

Operating activities

Primero’s cash flows from operating activities before working capital changes were higher in 2017 compared to 2016 as a result of lower taxes paid in relation to San Dimas, partially offset by lower cash earnings from operations due to the impact of the strike at San Dimas.

Changes in non-cash working capital were a cash outflow of $0.1 million in 2017 compared with $2.2 million in 2016. The cash outflow during the year was mainly due to a reduction in trade and other payables, largely offset by a decrease in value added and income tax receivable. At the end of 2017 the Company has $22 million of VAT and $19 million of income taxes pending for refund.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Investing activities

Cash used in investing activities are mostly capital expenditures as shown in the table below.

	December 31
(in millions of U.S. dollars)	2017	2016
Capital Expenditures
San Dimas Underground Development	$15.0	$13.9
San Dimas Sustaining Capital	2.5	11.4
San Dimas Projects	-	3.7
San Dimas Sub Total	$17.5	$29.0
Black Fox Underground Development	9.9	15.1
Black Fox Sustaining Capital	1.5	5.7
Black Fox Complex Sub Total	$11.4	$20.8
Cerro del Gallo Development	-	-
Total Capital Expenditures	$28.9	$49.8

Capitalized Exploration Expenditures
San Dimas Diamond Drilling	$3.8	$4.6
San Dimas Drifting	0.5	2.2
San Dimas Regional Diamond Drilling	-	0.4
San Dimas Sub Total	$4.3	$7.2
Black Fox Diamond Drilling	3.0	4.7
Regional Exploration	0.5	4.8
Black Fox Complex Sub Total	$3.5	$9.5
Cerro del Gallo Geology Mapping	-	-
Total Capitalized Exploration Expenditures	$7.8	$16.7
TOTAL CAPITAL EXPENDITURES	$36.7	$66.5

San Dimas capital spending during 2017 focused on underground development. In order to conserve cash, the capital plan for San Dimas prioritized only the expenditures required to maintain current operating levels for the current year. The majority of exploration activity aimed at new reserve generation was deferred.

Prior to the sale of the Black Fox Complex, Black Fox capital spending mainly relating to underground development costs in the Deep Central zone. The Company closed the Black Fox sale transaction on October 6, 2017.

Financing activities

During 2017, Primero drew down $25.0 million under the RCF. Following the sales of the Black Fox Complex and the Cerro del Gallo project, the net proceeds were applied against the outstanding RCF reducing the outstanding balance to $30.2 million as at December 31, 2017. The total net repayment against the RCF for the 2017 year was $19.8 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

During 2016, the Company repaid in full the $48.1 million outstanding balance of the 6.5% Convertible Debentures assumed on the acquisition of Brigus Gold Corp. using $50.0 million drawn on the RCF. The Company completed an equity offering pursuant to which the Company issued 22,022,500 Units of the Company at a price of C$2.35 per Unit for aggregate gross proceeds of C$51,752,875. Each Unit consisted of one common share of Primero and one-half of one common share purchase warrant of the Company. Each whole warrant entitles the holder to acquire one common share of the Corporation at a price of C$3.35 per common share until June 25, 2018.

Debt

	As at	As at
(in thousands of U.S. dollars)	December 31, 2017	December 31, 2016
Current debt
Revolving credit facility (RCF)	$30,201	$49,639
Finance lease liabilities	109	1,202
Total current debt	30,310	50,841
Long-term debt
5.75% convertible debentures	$47,625	$52,500
Finance lease liabilities	-	406
Total long-term debt	47,625	52,906
Total debt	$77,935	$103,747

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements, other than the potential availability of the undrawn $4.8 million under the RCF. The Company is not anticipating drawing down the remaining balance since it has entered into the Arrangement Agreement with First Majestic.

Shareholders’ Equity

Shares Issued

During the year ended December 31, 2017, the Company issued 2,543,773 common shares for the settlement of vested PSUs under the 2013 PSU Plan and the Directors’ PSU Plan; 993,684 common shares for severance and other employee payments.

Outstanding Share Data

As at December 31, 2017, the Company had 193,045,822 common shares outstanding (189,508,365 as at December 31, 2016). As at the date of this MD&A, the Company had 193,045,822 common shares outstanding.

Options

As at December 31, 2017, the Company had 6,811,316 options outstanding with a weighted average exercise price of C$3.04; of these 4,048,197 were exercisable at a weighted average exercise price of C$4.13. As at the date of this MD&A, the total number of options outstanding was 6,674,325, of which 4,338,184 are exercisable.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Common Share Purchase Warrants

As at December 31, 2016, the Company had 11,011,250 common share purchase warrants outstanding. Each warrant entitles the holder to acquire one common share of the Company at an exercise price of $3.35 until its expiry date of June 25, 2018.

PSUs Exercisable into Common Shares

As at December 31, 2017 and the date of this MD&A, the Company had 74,627 Directors PSUs outstanding which vested on December 1, 2017 for which settlement is pending the closing of the arrangement with First Majestic. Pursuant to the Arrangement Agreement each Directors PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per Directors PSU. A director holding Director PSUs would otherwise be entitled to elect to receive, at vesting either (1) a cash amount equal to the number of Director PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of Directors’ PSUs (subject to the total number of common shares issuable at any time under the Directors’ PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company), or (3) a combination of cash and shares. If no election is made, the Company will pay out such Directors’ PSUs in cash.

As at December 31, 2017 and the date of this MD&A, the Company had 5,182,621 PSUs outstanding under the 2013 PSU Plan (“2013 PSUs”), which, by their terms, would vest and expire between February 18, 2017, and December 31, 2020. Pursuant to the Arrangement Agreement, however, each 2013 PSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per 2013 PSU. A person holding 2013 PSUs would otherwise entitled to receive at vesting, at the Company’s option, either (1) a cash amount equal to the number of 2013 PSUs that vest multiplied by the volume weighted average trading price per common share over the five preceding trading days, (2) the number of common shares equal to the number of 2013 PSUs (subject to the total number of common shares issuable at any time under the 2013 PSU Plan, combined with all other common shares issuable under any other equity compensation arrangements then in place, not exceeding 10% of the total number of issued and outstanding common shares of the Company) or (3) a combination of cash and shares.

Deferred Share Units

As at December 31, 2017 and the date of this MD&A, the Company had 315,790 deferred share units (“DSU”s) outstanding under the deferred share unit plan which vest between May 25, 2015 and May 25, 2020. Pursuant to the Arrangement Agreement each DSU outstanding immediately before completion of the arrangement shall be deemed to be fully vested and each holder thereof shall be paid a cash payment in an amount equal to $0.30 per DSU. A person holding DSUs under this plan would otherwise be entitled to receive at vesting, either a cash payment equal to the redemption value of the DSUs, shares issued from treasury equal to the number of DSUs, shares purchased on the stock exchange, or any combination of these, such that the cash payment plus number of shares delivered have a value equal to the redemption value of the DSUs. The choice of settlement is solely at the Company’s discretion. The redemption value is calculated by the number of DSUs redeemed multiplied by the weighted average price per share traded on the TSX over the last five trading days preceding the redemption date.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Cash requirements

The following table summarizes the contractual maturities of the Company’s financial liabilities and operating and capital commitments:

	As at				As at
	December 31, 2017				Dec. 31, 2016
	Within 1	2-5	Over 5	Total	Total
(in thousands of U.S. dollars)	year	years	years

Trade and other payables and accrued liabilities	$19,593	$-	$-	$19,593	$31,667
Share based payments	71	-	-	71	115
5.75% Convertible debentures and interest	4,313	80,010	-	84,323	88,635
Revolving line of credit and interest	30,657	-	-	30,657	50,811
Finance lease payments	-	-	-	-	1,608
Minimum rental and operating lease payments	-	-	-	-	3,218
Reclamation and closure cost obligations	-	5,004	25,711	30,715	50,173
Commitment to purchase plant and equipment	122	-	-	122	516
Total	$54,756	$85,014	$25,711	$165,481	$226,743

Other liquidity considerations

APA Ruling

In February 2016 the Mexican tax authority, the SAT, initiated a proceeding seeking to nullify the APA which it issued to the Company in 2012. The APA confirmed the Company’s basis for paying taxes on the price it realized for certain silver sales between 2010 to 2014. If the SAT’s challenge is successful it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes based on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted formal responses to both the 2010 and 2011 observation letters.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

The Company vigorously defends the validity of the APA and has filed procedural and substantive responses to the claim. In addition, the Company intends to explore opportunities to minimize the potential impact on the Company in the event that the SAT is successful in its legal claim to nullify the APA, but there is no assurance that the Company will find or be able to implement a reasonable solution.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with SAT in relation to outstanding VAT receivables and has received $15.2 million of VAT refunds since July 2017.

Other

In 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. On July 14, 2017, the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. The plaintiff filed a notice of appeal of the dismissal order on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend this class action lawsuit.

In the observations letters for both the 2010 and 2011 tax years the SAT raised queries with respect to certain intercompany transactions and the Company has provided the pertinent information for 2010 and 2011. The observations letters do not represent a tax reassessment and no liability has been recognized in the financial statements.

Dividend Report and Policy

The Company has not paid any dividends since incorporation and currently has no plans to pay dividends.

Capital management

The Company’s primary objective in managing capital is to ensure sufficient liquidity through the conclusion of the Arrangement Agreement with First Majestic.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The Company’s capital items are the following:

	December 31	December 31
	2017	2016
Cash and cash equivalents	$20,966	$19,875
Undrawn revolving credit facility	4,799	25,000
Current debt	30,310	50,841
Long-term debt	47,625	52,906
Shareholders' equity	59,731	461,130

To support the Company’s capital management objectives, the Company manages its capital structure and makes adjustments to it within the context of the Company’s strategy, economic conditions and risk characteristics of its underlying assets. To maintain or adjust its capital structure, the Company may attempt to issue shares, adjust the amount of debt or enter into new debt. The Company does not currently pay out dividends. Utilization of the undrawn RCF requires consent from WPM.

As at December 31, 2017, the Company was not subject to any financial covenants and was in compliance with all non-financial covenants.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

FOURTH QUARTER RESULTS

Selected Quarterly Information

Three months ended	31-Dec-17	30-Sep-17	30-Jun-17	31-M ar-17	31-Dec-16

Key Performance Data[1]
Tonnes of ore milled	167,186	297,198	298,358	288,219	417,527
Produced
Gold equivalent (ounces)	25,574	36,602	35,965	26,733	45,798
Gold (ounces)	21,076	33,135	32,634	24,531	40,675
Silver (million ounces)	1.32	1.05	0.97	0.62	1.42
Sold
Gold (ounces)	23,229	34,763	27,407	28,978	38,255
Silver (million ounces)	1.29	0.96	0.85	0.80	1.58
Average realized prices
Gold ($/ounce)[2]	$1,255	$1,263	$1,222	$1,182	$1,182
Silver ($/ounce)[2]	$4.32	$4.32	$4.28	$4.28	$4.34

Financial Data (in thousands of US dollars except per share amounts)
Revenues	$32,532	$23,636	$16,232	$19,369	$34,089
Earnings (loss) from mine operations	4,286	1,185	(2,794)	(621)	1,751
Net (loss) income	(115,213)	(7,576)	(300,467)	13,571	(190,087)
Basic (loss) income per share	(0.60)	(0.04)	(1.57)	0.07	(1.01)
Diluted(loss)income per share	(0.60)	(0.04)	(1.57)	0.07	(1.01)
Operating cash flows before working capital changes	2,741	13,516	8,449	(2,073)	6,984
Weighted average shares outstanding (basic) (000’s)	192,597	192,013	191,949	189,943	188,593
Weighted average shares outstanding (diluted) (000’s)	192,597	192,013	191,949	194,854	188,593

As at	31-Dec-17	30-Sep-17	30-Jun-17	31-M ar-17	31-Dec-16
Assets
Mining interests	$125,050	$246,158	$244,965	$579,234	$577,920
Total assets	$205,266	$398,452	$394,933	$689,495	$677,817
Liabilities
Long-term liabilities	$91,134	$95,797	$94,132	$123,322	$130,472
Total liabilities	$145,535	$226,557	$216,704	$212,302	$216,687
Equity	$59,731	$171,895	$178,229	$477,193	$461,130

1	Key Performance Data is inclusive of the Black Fox Complex prior to Primero’s disposition.
2

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations”).

Q4 Highlights

Total production of 25,574 gold equivalent ounces in Q4 2017 compared to 45,798 gold equivalent ounces in the same period of 2016. Gold production was 21,076 ounces in Q4 2017 compared to 40,675 ounces in Q4 2016, and silver production was 1.32 million ounces from San Dimas in Q4 2017 compared to 1.42 million ounces in Q4 2016. The decreased gold production was driven by the sales of Black Fox and lower throughput at San Dimas.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Review of Fourth Quarter Consolidated Financial Information

Earnings from mine operations

	Three months ended
		December 31
(in thousands of U.S. dollars)	2017	2016
Gold revenue	$26,921	$27,240
Silver revenue	5,611	6,849
Operating expenses	(23,244)	(20,874)
Depreciation and depletion	(5,002)	(11,464)
Earnings from mine operations	$4,286	$1,751

The table below sets out variances in the key drivers of earnings from mine operations for the three months ended December 31, 2017 compared with three months ended December 31, 2016:

Three months ended
(in thousands of U.S. dollars)	December 31
Earnings from mine operations in 2016	$1,751
Differences:
Revenue
Higher realized gold price	1,554
Lower ounces of gold sold	(1,873)
Lower realized silver price	(27)
Lower ounces of silver sold	(1,211)
Higher operating expenses	(2,370)
Lower depreciation and depletion	6,462
Earnings from mine operations in 2017	$4,286

•	Gold revenue decreased in Q4 2017 compared to Q4 2016 because of a 6% decrease in gold ounces sold, partly offset by a higher realized sales price.

•	For Q4 2017 San Dimas sold 1.29 million ounces of silver under the silver purchase agreement, 18% lower than Q4 2016 primarily because of lower production output.

•	Operating expenses were $23.2 million in Q4 2017, $2.4 million higher than Q4 2016 mostly because of increased labour costs at San Dimas, driven by a larger bonus accrual than was recorded in 2016.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

A summary income statement for the fourth quarter follows:

	Three months ended
		December 31
(in thousands of U.S. dollars)	2017	2016

Earnings from mine operations	$4,286	$1,751
Impairment charge	(108,858)	(111,000)
Exploration expenses	(215)	(733)
Share-based compensation	(469)	(1,466)
General and administrative expenses	(3,137)	(2,647)
Other charges	(2,622)	(594)
Transaction costs	-	710
Interest and finance expense	(2,729)	(1,771)
Mark-to-market (loss) gain on convertible debentures & warrants	(375)	12,507
Other (expense) income	(1,279)	(630)
Income tax recovery	2,304	32,212
Net loss from continuing operations	($113,094)	($71,661)

•	Mining interest impairment charge is as described in Review of Annual Consolidated Financial Information.

•

Share-based compensation include amortization on equity settled plans and marked-to- market adjustments on the value of units in the Company’s cash-settled plans. The decrease in Q4 2017 expense compared to Q4 2016 reflects the fact that amortization from new grants during 2017 were calculated based on lower values compared to grants from prior year as a result of the decline in the Company’s share price in 2017. Amortization from prior year grants also declined as a result of the vesting of certain tranches in prior quarters. In addition, expenses from marked-to-market cash-settled plans also decreased as a result of the decrease in share price during the quarter.

•	The breakdown of general and administrative expenses and other charges follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2017	2016
General and administrative expenses
Salaries and wages	$1,261	$906
Rent and office costs	125	182
Legal, accounting and consulting services	1,131	699
Directors' fees and expenses	495	128
Other general and administrative expenses	125	732
	$3,137	$2,647

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended
	December 31
(in thousands of U.S. dollars)	2017	2016
Other charges
Legal expenses associated with proceedings in Mexico	$244	$248
Employee severance payments	-	46
Legal and advisory costs relating to financing initiatives	120	300
Advisory fees associated with strategic review process	1,107	-
Loss on disposition of Cerro del Gallo	1,151	-
	$2,622	$594

•	Interest and finance expense increased by $1.0 million in Q4 2017 as compared to Q4 2016, primarily due to the guarantee fee and interest on the RCF during the fourth quarter of 2017.

•

The 5.75% convertible debentures issued in 2015 and the common share purchase warrants issued in conjunction with the equity offering in June 2016 are both accounted for at fair value and are marked-to-market each period based on the corresponding trading price. For Q4 2017, a loss of $0.4 million was recorded compared with a gain of $12.5 million in Q4 2016.

•

Included in other income (expenses) are foreign exchange gains and losses. The Company recorded a foreign exchange loss of $2.4 million in Q4 2017 compared to a gain of $0.03 million in Q4 2016. Foreign exchange gains result primarily from the translation of Mexican peso denominated and Canadian dollar denominated asset retirement obligations offset by foreign exchange losses from the peso denominated VAT receivable. In Q4 2017 and 2016, both the Mexican peso and the Canadian dollar depreciated relative to the U.S. dollar (the Company’s functional currency).

•	The Company’s income tax expense is detailed as follows:

	Three months ended
	December 31
(in thousands of U.S. dollars)	2017	2016
Current tax expense
Mining royalty at San Dimas	$-	$835
Other current tax	2,501	(702)
	$2,501	$133
Deferred tax expense (recovery)
Withholding tax on inter company interest	$855	$791
San Dimas change in tax basis	388	(27,158)
Mining royalty at San Dimas	(6,049)	(5,978)
	($4,806)	($32,345)
Total	($2,305)	($32,212)

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

•

San Dimas pays income taxes based on its Mexican peso financial statements, which includes foreign exchange and other income items (permanent differences) different than the U.S. dollar functional currency financial statements. In addition, foreign exchange losses are recognized in deferred income tax expense when the Mexican peso denominated deferred income tax balance is translated to the U.S. dollar reporting currency. In Q4 2017 this decreased deferred tax recovery by $12.6 million (2016-$8.4 million). The reduction in San Dimas tax shelters reflects the impact of this foreign exchange offset by inflation on the San Dimas’ deferred income tax balances and the impact of higher book to tax depreciation. The volatility of the exchange rate between the Mexican peso and the U.S. dollar can result in significant adjustments to deferred tax expense.

Fourth Quarter Cash Flow Analysis

	Three months ended
		December 31
(in thousands of U.S. dollars)	2017	2016
Cash flow:
Provided by operating activities before working capital changes	$2,741	$6,984
Changes in non-cash working capital	14,935	(1,959)
Provided by operating activities	17,676	5,025
Provided by (used in) investing activities	31,667	(14,473)
Used in financing activities and other	(43,266)	(1,836)
Increase (decrease) in cash	$6,077	($11,284)

Operating activities

Operating cash flows before working capital changes decreased in 2017 due to lower gold production and sales at San Dimas and discontinued operations at Black Fox.

The changes in non-cash working capital was a cash inflow of $14.9 million in Q4 2017 compared with an outflow of $2.0 million in Q4 2016. The inflow in 2017 was due mainly to the receipt of VAT receivable in Mexico and a drawdown of inventory.

Investing activities

During the fourth quarter of 2017, cash provided by investing activities resulted from the proceeds from the sale of the Black Fox Complex and Cerro del Gallo project, partially offset by capital expenditures.

San Dimas capital expenditures in the fourth quarter of 2017 were $6.0 million, focused mainly on underground development, capitalized drilling, ventilation improvements, and equipment upgrades. This was below Q4 2016 capital expenditures of $9.0 million.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Financing activities

Financing activities during Q4 2017 consisted primarily of interest payments and RCF repayments compared to Q4 2016 which consisted primarily of capital lease and interest payments.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

SELECTED CONSOLIDATED QUARTERLY FINANCIAL DATA

The following table provides a summary of unaudited financial data for the last eight quarters:

	2017				2016
(in thousands of U.S. dollars except for per share amounts)	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q 1

Financial Data[1]
Revenue	$32,532	$23,636	$16,232	$19,369	$34,089	$36,581	$42,578	$34,333
Total cost of sales	(28,246)	(22,451)	(18,958)	(20,058)	(32,338)	(36,204)	(38,262)	(40,764)
Earnings from mine operations	$4,286	$1,185	($2,726)	($689)	$1,751	$377	$4,316	($6,431)

Impairment charges	(108,858)	-	(195,000)	-	(111,000)	-	-	-
Exploration expenses	(215)	(306)	(350)	(474)	(733)	(206)	(612)	(334)
Share-based compensation	(469)	(972)	(922)	(1,786)	(1,466)	(2,268)	(1,801)	(1,514)
General and administrative expenses	(3,137)	(2,513)	(2,883)	(2,946)	(2,647)	(3,344)	(4,209)	(3,329)
Idle and restart costs incurred during strike at San Dimas	-	-	-	(6,207)	-	-	-	-
Other charges	(2,622)	(1,116)	(1,702)	(1,604)	(594)	(2,284)	(1,443)	(404)
(Loss) earnings from operations	($111,015)	($3,722)	($203,651)	($13,638)	($114,689)	($7,725)	($3,749)	($12,012)
Other (expenses) income	(4,383)	(4,834)	(2,476)	5,950	10,816	(171)	(4,467)	(3,435)
Income tax (expense) recovery	2,304	(1,837)	(14,906)	18,832	32,212	(3,394)	(11,272)	2,392
Net (loss) income from continuing operations	($113,094)	($10,393)	($221,033)	$11,144	($71,661)	($11,290)	($19,488)	($13,055)
Net income (loss) from discontinued operations, net of income taxes	($2,119)	$2,817	($79,434)	$2,427	($118,426)	($442)	$58	($116)
Net (loss) income for the period	(115,213)	(7,576)	(300,467)	13,571	(190,087)	(11,732)	(19,430)	(13,171)

Basic and diluted (loss) income per share from continuing operations	($0.59)	($0.05)	($1.15)	$0.06	($0.38)	($0.06)	($0.12)	($0.08)
Basic and diluted (loss) income per share from discontinued operations	($0.01)	$0.01	($0.42)	$0.01	($0.63)	$-	$-	$-
Diluted (loss) income per share including discontinued operations	($0.60)	($0.04)	($1.57)	$0.07	($1.01)	($0.06)	($0.12)	($0.08)

1 Black Fox Complex and the Cerro del Gallo project have been retroactively classified as discontinued operations.

•

When the Company reaches its annual threshold for deliveries under the silver purchase agreement, the Company realizes silver sales at spot prices, increasing both revenue and net income. Revenue in Q4 2016 and Q3 2016 included $0.1 million and $2.9 million, respectively, of silver sales at spot prices.

•

The Company recorded the following non-cash mining interest impairments: Q4 2017 $109.0 million related to San Dimas, Q3 2017 $5.0 million relating to the Black Fox Complex, Q2 2017 $285.0 million, comprising $195.0 million relating to the San Dimas mine, $40.0 million relating to the Black Fox Complex and $50.0 million relating to the Cerro del Gallo Project, Q4 2016 $228.0 million, comprising $111.0 million and $117.0 million on mining interests relating to San Dimas and Black Fox, respectively and in Q4 2015 $104.0 million, comprising of $82.0 million and $22.0 million relating to Black Fox and Cerro del Gallo, respectively.

•	Exploration expenses reflect the costs incurred in the Company’s exploration properties.

•	Share-based compensation fluctuates based on the share price of the Company and vesting of grants in previous periods.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

•

Other charges include legal costs associated with legal proceedings in Mexico (APA and NAFTA), advisor and legal costs associated with the strategic process, and termination payments apart from Q1 and Q2 2017 which also includes period costs incurred during the San Dimas strike, costs associated with the strategic review process in Q3 and Q4 2017 and a loss on disposition of Cerro del Gallo in Q4 2017.

•	Interest and finance expense varies quarterly depending on the amount of debt held by the Company.

•	The 5.75% Convertible Debentures and common share purchase warrants are marked-to- market each quarter.

•	Other income (expense) largely includes foreign exchange gains or losses from the revaluation of certain local denominated assets and liabilities at San Dimas and Black Fox to U.S. dollars.

•

Income tax expense (recovery) is impacted by the effects of foreign exchange fluctuations on Mexican peso denominated non-cash deferred income taxes, which were significant in certain periods such as Q2 2017, Q1 2017, and Q4 2016.

NON-GAAP MEASURES

The Company has included certain non-GAAP performance measures throughout this document. These performance measures are employed by management to assess the Company’s operating and financial performance and to assist in business decision-making. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors and other stakeholders use this information to evaluate the Company’s operating and financial performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Cash Costs Per Gold Ounce

The Company has included the non-GAAP performance measures of total cash costs per gold ounce on a gold equivalent ounce and by-product basis, throughout this document. The Company reports total cash costs on a production basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. In presenting cash costs on a production basis, the Company follows the original recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis to operating expenses (the nearest GAAP measure) per the consolidated financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S. dollars except for per ounce amounts)	2017	2016	2017	2016
Operating expenses per the consolidated financial(1) statements	$23,244	$20,874	$67,280	$100,452
Operating expenses per discontinued operation in the consolidated financial statements	1,306	13,986	39,982	54,815
Share-based compensation included in operating expenses	46	(364)	(702)	(1,536)
Inventory movements and adjustments(2)	(724)	1,091	1,058	(1,429)
Total cash operating costs	$23,872	$35,587	$107,618	$152,302
Ounces of gold produced	21,076	40,675	111,376	156,052
Gold equivalent ounces of silver produced	4,498	5,120	13,498	20,087
Gold equivalent ounces produced	25,574	45,794	124,874	176,139
Total cash costs per gold equivalent ounce	$933	$777	$862	$865
Total cash operating costs	$23,872	$35,587	$107,618	$152,302
By-product silver credits	(5,721)	(6,185)	(17,039)	(24,879)
Cash costs, net of by-product credits	$18,151	$29,402	$90,579	$127,423
Ounces of gold produced	21,076	40,675	111,376	156,052
Total by-product cash costs per gold ounce produced	$861	$723	$813	$817

(1)

Costs incurred during the strike at San Dimas were excluded in calculating operating expenses. These costs consist of non- union labour, costs of running the camp, security and fixed costs such as licenses and utility tariff charges.

(2)

Inventory adjustments in the year ended December 31, 2016 includes additional costs incurred due to the abnormal production level resulting from the ground support initiatives and a significant draw down of finished goods inventory at San Dimas.

Gold equivalent ounces of silver produced for the San Dimas mine are computed as silver ounces produced multiplied by the ratio of the average realized silver price to the average realized gold price during each quarter. The computations are shown below.

	Three months ended		Year ended
	December31		December31
	2017	2016	2017	2016

Silver ounces produced (millions) (A)	1.32	1.42	3.96	5.32
Average realized silver price (B)	$4.32	$4.34	$4.30	$4.68
Average realized gold price (C )	$1,272	$1,208	$1,261	$1,246
Gold equivalent ounces of silver (A) x (B)/(C )	4,498	5,123	13,498	20,087

By-product silver credits are calculated as silver ounces produced multiplied by the average realized silver price ( (A) X (B) ) in the table above.

Management uses total cash costs per gold equivalent ounce and by-product cash costs per gold ounce to monitor the operating performance of its mines and to assess the attractiveness of potential acquisition targets. Management also believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product credits on the Company’s cost structure is a relevant metric used to understand the Company’s operating profitability and ability to generate cash flow. When deriving the production costs associated with an ounce of gold, the Company includes byproduct credits as the Company considers that the cost to produce the gold is reduced as a result of the by-product sales supplementary to the gold production process, thereby allowing management and the Company’s other stakeholders to assess the net costs of gold production.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

All-in sustaining costs per gold ounce

The World Gold Council (“WGC”) guidance notes on non-GAAP metrics available to companies in the gold industry to use to report their costs in an effort to encourage improved understanding of the total costs associated with mining an ounce of gold. The WGC is a market development organization for the gold industry and is an association whose membership comprises leading gold mining companies, including Primero. The WGC is not a regulatory industry organization. The WGC worked with its member companies to develop the definition of “all-in sustaining costs per gold ounce”, which it believes to be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

The Company has adopted the reporting of “all-in sustaining costs per gold ounce”. This metric is a non-GAAP performance measure. The Company reports this measure on a gold ounces produced basis.

The Company presents all-in sustaining costs because it believes that it more fully defines the total current cost associated with producing gold. The Company also believes that this measure allows investors and other stakeholders of the Company to better understand its costs of producing gold and better assess the Company’s ability to generate cash flow from current operations. Management also uses all-in sustaining costs in evaluating the efficiency of its operations because it believes that IFRS measures, such as operating expenses, do not capture all of the costs incurred to discover, develop, and sustain gold production. As the measure seeks to reflect the full cost of gold production from current operations, it does not include capital expenditures attributable to development projects or mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. Even though this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its current gold mining operations.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The following table provides a reconciliation of all-in sustaining costs per gold ounce cash cost, net of by-product credits for the three months and year ended December 31, 2017 and 2016:

	Three months ended		Year ended
	December 31		December 31
(in thousands of U.S.dollars except for per ounce amounts)	2017	2016	2017	2016

Cash costs, net of by-product credits	$18,151	$29,402	$90,579	$127,423
Corporate general and administrative expenses	3,552	4,626	15,880	$21,851
Reclamation cost accretion	192	219	943	$1,043
Sustaining capital expenditures	6,434	12,909	35,397	$57,657
All-in sustaining costs	$28,329	$47,156	$142,799	$207,974
Ounces of gold produced	21,076	40,675	111,376	156,052
All-in sustaining costs per gold ounce	$1,344	$1,159	$1,282	$1,333

All-in sustaining costs adjust “cash costs, net of by-product credits”, for corporate general and administrative expenses, reclamation cost accretion and sustaining capital expenditures. Corporate general and administrative expenses are included as a line item on the Company’s statement of operations. Sustaining capital expenditures and reclamation cost accretion are not line items on the Company’s financial statements.

Sustaining capital expenditures are defined as those capital expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature.

Reclamation cost accretion represents the growth in the Company’s decommissioning liability due to the passage of time. This amount does not reflect cash outflows but it is considered to be representative of the periodic costs of reclamation and remediation. Reclamation cost accretion is included in finance expense in the Company’s condensed consolidated statements of operations and comprehensive loss.

The Company’s exploration program comprises delineation drilling, exploration drilling, exploration drifting and regional exploration. The costs related to delineation drilling, exploration drilling and exploration drifting are included in all-in sustaining costs. The regional exploration program is designed to identify new mineral targets on the Company’s extensive land holdings in order to grow production rather than sustain production.

RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. During its normal course of operation, the Company enters into transactions with its related parties for goods and services. The Company’s related party transactions are described in Note 23 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

ACCOUNTING PRONOUNCEMENTS

The Company continually monitors the issuance by the International Accounting Standards Board (“IASB”) of new and revised accounting pronouncements which may have an impact on the accounting, presentation and disclosure of transactions underlying the Company’s consolidated financial statements. New and revised pronouncements issued which may have an impact in the future on the Company are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING POLICIES

The Company’s consolidated financial statements are prepared in accordance with IFRS as issued by the International Accounting Standards Board. The significant accounting policies applied are described in Note 2 to the Company’s annual consolidated financial statements for the year ended December 31, 2017.

CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

The preparation of these financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets, and liabilities at the date of the financial statements. If in future such judgements, estimates and assumptions, which are based on management’s experience and knowledge of the relevant facts and circumstances at the date of the financial statements, deviate materially from actual circumstances, the original judgements, estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

a) Accounting estimates

The significant assumptions about the future and other major sources of estimation uncertainty as at the end of the reporting period that have a significant risk of resulting in a material adjustment to the carrying amounts of the Company’s assets and liabilities are as follows:

(i) Estimated recoverable reserves and resources

The Company estimates its proven and probable mineral reserves and measured and indicated and inferred mineral resources based on information compiled by appropriately qualified persons. Estimated ounces from mineral reserves and resources as well as estimates for exploration potential are included in the Company’s estimation of future cash flows. These cash flows are based on factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in estimated ounces may impact the carrying value of assets, reclamation and remediation obligations, recognition of deferred tax amounts, depreciation and depletion, and impairment charges.

(ii) Determination of useful lives of property, plant and equipment

Property, plant and equipment are depreciated to their estimated residual value over the estimated useful life of the asset. Should the actual useful life of the property, plant or equipment vary, future depreciation charges may change.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(iii) Impairment charges

Non-current assets are tested for impairment if there is an indicator of impairment. The impairment analysis generally requires the use of estimates and assumptions, including amongst others, long-term commodity prices, discount rates, length of mine life, future production levels, future operating costs, future capital expenditures and tax estimates. The estimates and assumptions are subject to risk and uncertainty; hence, there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances the carrying value of the assets may be impaired or a prior period’s impairment charge reversed with the impact recorded in the statements of operations and comprehensive loss.

(iv) Decommissioning liability

The Company’s accounting policy for the recognition of accrued site closure costs requires significant estimates and assumptions such as the requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure, rehabilitation activity and applicable discount rates. Changes to these estimates and assumptions may result in actual expenditures in the future differing from the amounts currently provided. The decommissioning liability is periodically reviewed and updated based on the available facts and circumstances.

(v) Income taxes

The Company is periodically required to estimate the tax basis of assets and liabilities. Where applicable tax laws and regulations are either unclear or subject to varying interpretations, it is possible that changes in these estimates could occur that materially affect the amounts of deferred income tax assets and liabilities recorded in the financial statements. Changes in deferred tax assets and liabilities generally have a direct impact on earnings in the period of change. Each period, the Company evaluates the likelihood of whether some portion or all of each deferred tax asset will not be realized. This evaluation is based on historic and future expected levels of taxable income, the pattern and timing of reversals of taxable temporary timing differences that give rise to deferred tax liabilities, and tax planning initiatives. Levels of future taxable income are affected by, among other things, the market price for gold and silver, production costs, quantities of proven and probable reserves, interest rates and foreign currency exchange rates.

(vi) Valuation of inventory

All inventory, other than supplies, is valued at the lower of average cost or net realizable value. Management is required to make various estimates and assumptions to determine the value of stockpiled ore, in-circuit inventories and doré inventories. The estimates and assumptions include surveyed quantities of stockpiled ore, in-circuit process volumes, gold and silver contents of both, costs to recover saleable ounces, recoverable ounces once processed and the price per ounce of gold or silver when ounces of gold and silver are expected to be recovered and sold.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

(vii) Share-based compensation

The Company makes certain estimates and assumptions when calculating the fair values of share-based compensation granted. The significant estimations and assumptions include expected volatility, expected life, expected dividend rate and risk-free rate of return.

b) Accounting judgments

The critical judgments that the Company’s management have made that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

(i) Functional currency

The determination of a subsidiary’s functional currency often requires significant judgment where the primary economic environment in which an entity operates may not be clear. This can have a significant impact on the consolidated results of the Company.

(ii) Tax ruling in Mexico

On October 4, 2012, PEM received a ruling (the “APA Ruling”) from the Mexican tax authority, Servicio de Administración Tributaria (“SAT”), which confirmed the appropriate price for sales of silver under the Amended and Restated Silver Purchase Agreement (see note 15 (c) for further information). Under Mexican tax law, an advance pricing agreement (“APA”) ruling is generally applicable for up to a five year period (which in the Company’s case, covered the year in which the ruling application was filed, the immediately preceding year and the three subsequent years). The Company’s APA Ruling covered the five years ended December 31, 2014.

In February 2016, PEM received a legal claim from the Mexican tax authority seeking to nullify the APA. The legal claim initiated does not identify any different basis for paying taxes, nor have any tax reassessments been received from the SAT. The Company intends to vigorously defend the validity of its APA. The Company has filed procedural and substantive responses to the claim. The procedural response is a challenge against the admission of SAT’s claim. The substantive response contains the Company’s response to the SAT’s claim. If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Silver Purchase Agreement for 2010 through 2014. If SAT is successful in retroactively nullifying the APA and issuing reassessments, it would likely have a material adverse effect on the Company’s results of operations, financial condition and cash flows. PEM would have rights of appeal in connection with any reassessments.

In June 2017, as part of the ongoing annual audits of the PEM tax returns, the SAT issued an observations letter for the 2010 tax year. An observations letter is issued to a taxpayer in advance of a reassessment being issued, provides an outline of the SAT’s position on matters under audit, and affords the taxpayer an opportunity to respond to such position in advance of the reassessment being issued. In this observations letter issued to PEM, the SAT made explicit its view that PEM should pay taxes based on the market price of silver which, if successfully applied to its 2010 taxation year, would make PEM liable for an additional $8.5 million of taxes before penalties or interest. As the Company continues to defend the APA in the Mexican legal proceeding, the APA remains valid and the Company will vigorously dispute any reassessment that may be issued in the future on a basis that assesses taxes on its silver revenues that is inconsistent with the APA. The observations letter does not represent a tax reassessment and no liability has been recognized in the financial statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

In October 2017, the SAT issued an observations letter for the 2011 tax year, with the same explicit view that PEM should pay taxes on the market price of silver, which if successfully applied to its 2011 taxation year, would make PEM liable for an additional $23.4 million of taxes before penalties or interest. The Company has submitted its formal response to both the 2010 and the 2011 observations letters.

While the Company continues to believe its tax filing position based upon the APA is correct, should the Company ultimately be required to pay tax on its silver revenues based on market prices without any mitigating adjustments, the incremental income tax for the years 2012-2017 would be in the range of $130 - $145 million, before interest or penalties.

While the Company continues to vigorously defend the validity of the APA and its transfer pricing position, it is also engaging in dialogue with the SAT seeking to resolve matters and bring tax certainty through a negotiated solution. Primero has also had constructive dialogue with the SAT in relation to outstanding value-added tax (“VAT”) receivables and has received $15.2 million of VAT refunds since July 2017.

Since January 1, 2015, the Company has continued to record its revenue from the sale of silver for purposes of Mexican tax accounting in a manner consistent with the APA, on the basis that the applicable facts and laws have not changed. The Company’s legal and financial advisors continue to believe that the Company has filed its tax returns compliant with applicable Mexican law. To the extent the SAT determines that the appropriate price of silver sales under the Silver Purchase Agreement is significantly different from the realized price and while PEM would have rights of appeal in connection with any reassessments, it is likely to have a material adverse effect on the Company’s business, financial condition and results of operations.

FINANCIAL INSTRUMENTS

The Company’s financial instruments at December 31, 2017 consist of cash and cash equivalents, restricted cash, trade and other receivables, an equity investment in Fortune Bay, trade and other payables, and debt.

At December 31, 2017, the carrying amounts of cash and cash equivalents, restricted cash, trade and other receivables, trade and other payables and the RCF are considered to be a reasonable approximation of their fair values due to their short-term nature. The fair value of the financial lease liabilities approximate their carrying value as the interest rate implicit in the leases approximate current market rates.

Derivative instruments - Embedded derivatives

Financial instruments and non-financial contracts may contain embedded derivatives, which are required to be accounted for separately at fair value as derivatives when the risks and characteristics of the embedded derivatives are not closely related to those of their host contract and the host contract is not carried at fair value. The Company regularly assesses its financial instruments and non-financial contracts to ensure that any embedded derivatives are accounted for in accordance with its policy. There were no material embedded derivatives requiring separate accounting at December 31, 2017 or December 31, 2016, other than those discussed below.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The 5.75% convertible debentures issued by the Company on February 9, 2015 (Note 10 (c)) are considered to contain multiple embedded derivatives. These debentures and all related derivatives were accounted for as one instrument which was initially recognized at fair value and will subsequently be measured at fair value for each period during the term of the debentures. During the year ended December 31, 2017 a mark to market gain of $4.9 million (2016 – $9.0 million) was recognized in relation to the debentures.

The common share purchase warrants issued by the Company on June 24, 2016 are considered derivative liabilities and were initially recognized at fair value and are subsequently measured at fair value during the term of the warrants. During the year ended December 31, 2017, a mark-to-market gain of $1.0 million (2016 - $3.6 million) was recognized in relation to the common share purchase warrants.

Fair value measurements of financial assets and liabilities recognized on the Consolidated Statements of Financial Position

The categories of the fair value hierarchy that reflect the significance of inputs used in making fair value measurements are as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities;
Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 – inputs for the asset or liability that are not based on observable market data.

The levels in the fair value hierarchy that the Company’s financial assets and liabilities that are measured and recognized at fair value on a recurring basis are as follows:

Level 1	December 31 2017	December 31 2016
Investment in Fortune Bay (1)	$910	$1,160
5.75% convertible debentures (2, 3)	47,625	52,500
Warrant liability (2)	44	1,066

(1)	Fortune Bay is a publicly-listed company and the fair value is based on the trading price of its shares as at the date of the statement of financial position.
(2)	The fair value of the 5.75% convertible debentures and warrant liability are calculated using the market price on the TSX Exchange as at the date of the statement of financial position.
(3)

On March 13, 2018, the holders of the 5.75% convertible debentures voted to approve an amendment to the maturity date of the debentures to the day following the closing date of the Arrangement with full principal of $75 million paid on this date.

At December 31, 2017, there were no financial assets or liabilities measured and recognized on the consolidated statements of financial position at fair value that would be categorized as Level 3 in the fair value hierarchy (December 31, 2016 – $nil).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Financial Instruments Risk

The following describes the types of financial instrument risks to which the Company is exposed and its objectives and policies for managing those risk exposures:

Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. Credit risk is primarily associated with trade and other receivables; however, it also arises on cash and cash equivalents and restricted cash. To mitigate exposure to credit risk on financial assets, the Company ensures non-related counterparties demonstrate minimum acceptable credit worthiness and ensures liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk with non-related parties. The Company invests its cash and cash equivalents in highly rated financial institutions and sells its products exclusively to organizations with strong credit ratings. The credit risk associated with trade receivables at December 31, 2017 is considered to be negligible. The Company expects the outstanding value added tax receivable from the Mexican tax authorities to be refunded or be offset against future tax payments. Approximately $15.2 million was refunded since July 2017.

The Company’s maximum exposure to credit risk at December 31, 2017 and 2016 is as follows:

	2017	2016
Cash and restricted cash	$20,966	$24,452
Trade and other receivables	1,241	1,962
Current and non-current taxes receivable	40,789	41,838
	$62,996	$68,252

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s objectives and key guidelines for capital management, including management of long-term debt, are described in note 21 to the Company’s annual consolidated financial statements for the year ended December 31, 2017 (see related discussion in the Liquidity section).

If the Arrangement Agreement to sell the Company to First Majestic is terminated for any reason, there would be significant uncertainty as to whether the Company could discharge its commitments as they come due from cash from operations and collection of receivables without an extension of the RCF maturity date or other form of re-financing.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The table below shows the Company’s liquidity risk profile at December 31, 2017:

	Within 1	2-5
(in thousands of U.S. dollars)	year	years	Total

Cash and cash equivalents	$20,966	$-	$20,966
Trade and other payables	(19,593)	-	(19,593)
Revolving credit facility balance and interest	(30,657)	-	(30,657)
Finance lease liabilities	(109)	-	(109)
5.75% Convertible debentures and interest	(4,313)	(80,010)	(84,323)
Total	($33,706)	($80,010)	($113,716)

Refer to note 2b) to the Company’s annual consolidated financial statements for the Company’s plans to address liquidity risk associated with the current working capital deficiency. The Company has entered into commercial leases on certain types of equipment and office space which have been classified as operating leases. These leases have terms of between 1 and 6 years. There are no restrictions placed on the Company as a result of entering into these leases. Some of the leases contain renewal or purchase options at the end of the lease. The total operating lease expense from continuing operations during the year ended December 31, 2017 was $0.9 million (2016 - $0.8 million).

Market risk

(i) Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. Exchange rate fluctuations may affect the costs incurred in the Company’s operations. Gold is sold in U.S. dollars and costs are incurred principally in U.S. dollars, Canadian dollars and Mexican pesos. The appreciation of the Mexican peso or the Canadian dollar against the U.S. dollar can increase the costs of gold production and capital expenditures in U.S. dollar terms. The Company also holds cash that is denominated in Canadian dollars and Mexican pesos which are subject to currency risk. The Company’s head office general and administrative expenses are mainly denominated in Canadian dollars and are translated to U.S. dollars at the average rate during the period and as such if the U.S. dollar appreciates as compared to the Canadian dollar, the costs of the Company would decrease in U.S. dollar terms. The Company is further exposed to currency risk through non-monetary assets and liabilities of its Mexican entities whose taxable profit or loss is denominated in a non-U.S. dollar currency. Changes in exchange rates give rise to temporary differences resulting in a deferred tax liability or asset with the resulting deferred tax charged or credited to income tax expense.

During the year ended December 31, 2017, the Company recognized a loss of $4.5 million on foreign exchange (2016 – loss of $1.0 million). Based on the above net exposures at December 31, 2017, a 10% depreciation or appreciation of the Mexican peso against the U.S. dollar would result in a $1.6 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $1.4 million); and a 10% depreciation or appreciation of the Canadian dollar against the U.S. dollar would result in a $0.2 million increase or decrease in the Company’s before-tax net loss from continuing operations (2016 - $2.7 million).

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The Company does not currently use derivative instruments to reduce its exposure to currency risk, however, management monitors its differing currency needs and tries to reduce its exposure to currency risks through exchanging currencies at what are considered to be optimal times.

(ii) Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the financial instruments will fluctuate because of changes in market interest rates. The exposure to interest rates is monitored. The Company’s exposure to interest rate risk is limited to the revolving credit facility which is subject to a floating interest rate. An increase or decrease of 100 basis points in the interest rate would result in a decrease or increase in profit before tax of $0.3 million (assuming $30.2 million drawn on the line of credit).

(iii) Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in commodity prices. Profitability depends on sales prices for gold and silver. Metal prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the U.S. dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major producing countries throughout the world.

The table below summarizes the impact on profit before-tax for a 10% change in the average commodity price achieved by the Company during the year. The analysis is based on the assumption that the gold and silver prices move 10% with all other variables held constant.

	2017	2016
Gold price
10% increase	$14,081	$14,084
10% decrease	(14,081)	(14,084)
Silver price
10% increase	$-	$222
10% decrease	-	(222)

RISKS AND UNCERTAINTIES

Closing of Arrangement Agreement with First Majestic

As disclosed under the “Financial Condition Review” section, the Arrangement is currently subject to certain regulatory approvals including anti-trust approval in Mexico. In the event that the Arrangement does not close as planned, there would be significant uncertainty with respect the Company’s ability to meet its financial commitments.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Challenge to the 2012 APA

As discussed under the “Other Liquidity Considerations” section, the ongoing proceedings and negotiations associated with the APA nullity claim represent a significant risk and uncertainty to the Company.

Class action

The Company has agreed to indemnify its directors and officers, and the directors and officers of its subsidiaries, to the extent permitted under corporate law, against costs and damages incurred as a result of lawsuits or any other judicial, administrative or investigative proceeding in which said directors or officers are sued as a result of their services. The directors’ and officers are covered by directors’ and officers’ liability insurance.

In July 2016, the Company and certain officers were served with a class action lawsuit that was filed earlier in the year in federal court in the State of California seeking to recover damages for investors in the Company’s common shares under the U.S. federal securities laws. The Company filed a motion to dismiss this action which was granted on January 30, 2017. The plaintiff’s claims were dismissed without prejudice and the plaintiffs filed an amended complaint on February 27, 2017. On July 14, 2017 the Company’s motion to dismiss the amended complaint was granted and the plaintiffs’ claims were dismissed without prejudice. Rather than amend the complaint again, the plaintiffs asked the federal court to enter final judgment and initiated an appeal of the dismissal to the Ninth Circuit Court of Appeals on September 8, 2017. The parties have filed their briefs in this appeal and a ruling on the appeal is expected sometime in 2018. The Company intends to vigorously defend this class action lawsuit.

INTERNAL CONTROLS

The Company is required to maintain and evaluate the effectiveness of its internal control over financial reporting under National Instrument 52-109 in Canada (“NI 52-109”). There is no assurance that the Company will be able to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that its internal control over financial reporting is effective. The Company’s failure to establish and maintain effective internal control over financial reporting could result in the loss of investor confidence in the reliability of its financial statements. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could result in the Company’s inability to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel. No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported.

Disclosure Controls and Procedures

Disclosure controls and procedures form a framework designed to provide reasonable assurance that information disclosed publicly fairly presents in all material respects the financial condition, results of operations, and cash flows of the Company for the periods presented in this MD&A. The Company’s disclosure controls and procedures framework includes processes designed to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to management by others within those entities to allow timely decisions regarding required disclosure.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

The Company’s management, with the participation of its CEO and CFO, has evaluated the design, operation and effectiveness of the Company’s disclosure controls and procedures. Based on the results of that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported, within the time periods specified in the securities legislation, and is accumulated and communicated to the Company’s management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Internal Controls Over Financial Reporting

The Company’s management, with the participation of its CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed or under the supervision of, the CEO and CFO, and effected by the Company’s Board of Directors, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;
•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

Management assessed the effectiveness of Primero’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its assessment, Management concluded that the Company’s internal control over financial reporting was effective as of December 31, 2017.

Readers are cautioned that any controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Due to the inherent limitations in all controls systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements made and information contained in this MD&A constitute “forward-looking information” within the meaning of Canadian securities laws, such as, references to the Company’s ability to extend or replace its existing financing, future gold and silver production, and the future profitability and viability of the Company’s operations. Forward–looking information and statements in this MD&A include those that relate to:

•	continued production at the San Dimas mine,
•	the satisfaction of conditions necessary and the expected timing to close the arrangement with First Majestic,
•	the ability of the Company to continue as a going concern,
•	the Company’s ability to repay amounts under the RCF and its ability to further extend the maturity date of the RCF,
•	the available alternatives to sustain operations should the arrangement with First Majestic be delayed or not close,
•

the actual results of exploration activities, including the current inability of the Company to continue the historical conversion of resources to reserves at the San Dimas mine, and the impact of the failure of exploration efforts to identify large replacement veins on future mining and production rates,

•	actual results of reclamation activities at the San Dimas,
•	the estimation or realization of Mineral Reserves and Resources,
•	the timing and amount of estimated future production, capital expenditures and costs, including forecasted cash costs,
•	the ability of the Company to manage its work force and its adherence to standard work practices as well and management of union agreements with each operating site,
•	the timing of the development of new mineral deposits,
•	future prices of precious and base metals,
•	expected ore grades, recovery rates, and throughput,
•	that plant, equipment or processes will operate as anticipated,
•	the occurrence of accidents, labour disputes, road blocks and other risks associated with the mining industry,
•

the ability of the Company to obtain governmental approvals or permits in connection with the continued operation and development of the San Dimas mine (which is currently intended to be sold before year end),

•

the SAT’s challenge to the APA ruling and the basis for calculating taxes on silver sold pursuant to the Silver Purchase Agreement for past and future periods and the impact of future adverse tax assessments on the economic viability of the San Dimas mine,

•	the ability of the Company to successfully renegotiate the terms of the Silver Purchase Agreement,
•	the ability of the Company to comply with environmental, safety and other regulatory requirements,
•	expectations regarding currency fluctuations,

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

•	Ejido disputes relating to the Company’s properties,
•	the timing and possible outcome of pending litigation, and
•	the ability of the Company to maintain effective control over financial reporting

Such forward-looking information is necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The assumptions made by the Company in preparing the forward looking information contained in this MD&A, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this MD&A; that the transaction with First Majestic will be approved by the Company’s shareholders and that all regulatory approvals will be timely received; assumptions relating to the Company’s ability to extend, repay or refinance its RCF; that there are no significant disruptions affecting operations, whether due to supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; that there are no disruptions in the supply of power from the Las Truchas power generation facility, whether as a result of damage to the facility or unusually limited amounts of precipitation; that the Company does not change its development and exploration plans;; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remains consistent with current levels; that prices for gold and silver remain consistent with the Company's expectations; that prices for key mining supplies, including labour costs and consumables, remain consistent with the Company's current expectations; that production meets expectations; that the Company’s current estimates of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery are accurate; that the Company identifies higher grade veins in sufficient quantities to support near term mining and production plans; that the ratio of gold to silver price is maintained in accordance with the Company’s expectations; that there are no material variations in the current tax and regulatory environment; that the APA is not nullified and that the Company pays taxes on a similar basis for future periods; that Mexican tax laws relative to the APA ruling remain unchanged; that the Company will continue to pay taxes in Mexico based on realized prices of silver or that the Company is able to achieve another acceptable resolution with the SAT; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

No assurance can be given as to whether these assumptions will prove to be correct. These assumptions should be considered carefully by investors. Investors are cautioned not to place undue reliance on the forward-looking information and statements or the assumptions on which the Company’s forward-looking information and statements are based.

Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Such risks include, but are not limited to: regulatory approvals may be delayed or denied, the volatility of prices of gold and other metals; uncertainty of mineral reserves, mineral resources, exploration potential, mineral grades and mineral recovery estimates; uncertainty of future production, exploration and development plans; insufficient capital to continue development and exploration plans; litigation risks; risks inherent in the execution of significant transactions; currency fluctuations; cessation of mining operations due to uneconomic conditions; financing of additional capital requirements; cost of exploration and development programs; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; tax law changes; the ability of the Company to continue to pay taxes based on the realized price of silver; the volatility of the Company's stock price; landowner dissatisfaction and disputes; delays in permitting; damage to equipment; labour disruptions; and other interruptions. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

Investors are advised to carefully review and consider the risk factors identified in this MD&A under the heading “Risk and uncertainties”, and in the Company’s Annual Information Form for the year ended December 31, 2016 as filed on SEDAR, for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Investors are further cautioned that the foregoing list of assumptions and risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A. The forward-looking information and statements contained in this MD&A are made as of the date hereof and, accordingly, are subject to change after such date.

The Company does not undertake to update any forward-looking information, except as, and to the extent, required by applicable securities laws. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Cautionary Note for United States Investors

The disclosure in this MD&A uses terms that comply with reporting standards in Canada and certain estimates are made in accordance with National Instrument 43-101 “Standards of Disclosure for Mineral Projects” (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in this MD&A have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), SEC Industry Guide 7 as amended (“Guide 7”) and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

This MD&A uses the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” which are terms defined in the Canadian Institute of Mining, Metallurgy and Petroleum which were adopted by the Canadian Securities Administrators’ NI 43-101. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, Mineral Reserve estimates contained in this MD&A may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

PRIMERO MINING CORP.
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016

This MD&A also uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise investors that while such terms are recognized and required by Canadian securities regulations, the SEC does not recognize them. Inferred Mineral Resources have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies, except in limited circumstances. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Investors are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Investors are also cautioned not to assume that any part or all of an Inferred Mineral Resource exists, or is economically or legally mineable.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this MD&A. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration of the mineral potential identified will result in any category of NI 43-101 Mineral Resources being identified.

For the above reasons, information contained in this MD&A may not be comparable to similar information disclosed by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

On behalf of the Board

“Joseph F. Conway”
__________________________
Joseph F. Conway
Vice Chairman, Interim President & CEO